Exhibit 99.3

Summary of the Financial Statements of Ellomay Luzon Energy Infrastructures Ltd. for December 31, 20251

Ellomay Luzon Energy Infrastructures Ltd.

Statements of Financial Position

	2025	2024
	NIS in thousands

Assets
Current assets:
Cash and cash equivalents	88	1,962
Short-term investments	21,240	-
Trade and other receivables	279	426
	21,607	2,388
Non-current assets:
Investment in equity accounted investee	813,525	312,190
	835,132	314,578

Liabilities and Equity

Current liabilities:
Trade, related parties and other payables	6,979	1,125
Loans and current maturities from banks	58,122	-
	65,101	1,125

Non-current liabilities:
Loans from banks	320,940	-
	386,041	1,125

Equity:
Share capital	*	*
Capital notes	46,933	46,933
Share premium	105,116	105,116
Accumulated profit	297,042	161,404
	449,091	313,453
	835,132	314,578

*	Represents an amount less than NIS 1 thousand

[1]	Summary of Hebrew version, the original language was published by Ellomay Capital Ltd. in Israel and is available upon request.

Ellomay Luzon Energy Infrastructures Ltd.

Statements of Comprehensive Income

	For the year ended December 31,
	2025	2024	2023
	NIS in thousands

Other income, net	-	10,451	-
Gain on bargain purchase	112,842	-	-
General and administrative expenses	(1,040)	(2,089)	(983)
Share of profits of equity accounted investee	37,910	83,959	38,772
Financing expenses	(14,074)	(530)	(2,458)
Total comprehensive income for the year	135,638	91,791	35,331

Ellomay Luzon Energy Infrastructures Ltd.

Statements of Changes in Equity

	Share Capital	Share Premium	Capital Notes	Accumulated Profit	Total Equity
	NIS in thousands

Balance as at January 1, 2023	*	105,116	46,933	67,149	219,198
Dividend	-	-	-	(3,000)	(3,000)
Total comprehensive income for the year	-	-	-	35,331	35,331
Balance as at December 31, 2023	*	105,116	46,933	99,480	251,529
Dividend	-	-	-	(29,867)	(29,867)
Total comprehensive income for the year	-	-	-	91,791	91,791
Balance as at December 31, 2024	*	105,116	46,933	161,404	313,453
Total comprehensive income for the year	-	-	-	135,638	135,638
Balance as at December 31, 2025	*	105,116	46,933	297,042	449,091

*	Represents an amount less than NIS 1 thousand

Ellomay Luzon Energy Infrastructures Ltd.

Statements of Cash Flows

	Year ended December 31,
	2025	2024	2023
	NIS in thousands

Cash flows from operating activities -
Net profit for the year	135,638	91,791	35,331

Adjustments needed to present cash flows from the Company’s operating activities:

Adjustments to the Company’s profit and loss items:
Gain on bargain purchase	(112,842)	-	-
Financing expenses	14,074	530	2,458
Company’s share of profits of equity accounted investee	(37,910)	(83,959)	(38,772)
	(136,678)	(83,429)	(36,314)
Changes in the assets and liabilities of the company:
Decrease (increase) in trade and other receivables	(2,798)	204	(1,542)
Increase (decrease) in trade, related parties and other payables	5,498	(255)	1,161
	2,700	(51)	(381)

Cash paid during the period for:
Interest paid	(10,914)	-	(12,664)
Interest received	141	-	-
	(10,773)	-	(12,664)
Net cash provided by (used in) operating activities	(9,113)	8,311	(14,028)

Cash flows from investing activities -
Purchase of shares of equity accounted investee	(418,083)	-	-
Deposit in escrow in connection with purchase of shares	(6,330)	-	-
Receipt from escrow in connection with purchase of shares	6,330	-	-
Dividend from equity accounted investee	67,500	23,438	26,250
Deposit in bank deposit	(21,240)	-	-
Net cash provided by (used in) investing activities	(371,823)	23,438	26,250

Cash flows from financing activities -
Receipt of long-term loan from bank	350,000	-	-
Repayment of long-term loan from bank	(10,938)	-	-
Receipt of short-term loan from bank, net	40,000	-	-
Repayment of loans to shareholders	-	-	(10,292)
Dividend paid	-	(29,867)	(3,000)
Receipt of loans from shareholders	-	-	996
Net cash provided by (used in) financing activities	379,062	(29,867)	(12,296)

Increase (decrease) in cash and cash equivalents	(1,874)	1,882	(74)
Cash and cash equivalents at the beginning of the period	1,962	80	154
Cash and cash equivalents at the end of the period	88	1,962	80

The financial statements of Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) as of and for the year ended December 31, 2025, include a note stating that Ellomay Luzon Energy performed a purchase price allocation in connection with the July 22, 2025 acquisition of 15% of the shares of Dorad Energy Ltd. (“Dorad”) as follows:

	Fair Value 100%	Fair Value 15%
	NIS in thousands
Tangible Assets:
Dorad’s adjusted equity as of acquisition date (July 22, 2025)	1,658,511	248,777
Cost excess due to bank loans	(106,983)	(16,047)
Total tangible assets	1,551,528	232,730

Intangible Assets:
Production and supply license - Dorad 1	2,207,467	331,120
Production license - Dorad 2	342,355	51,353
Tax reserve for intangible assets	(561,853)	(84,278)
Gain on bargain purchase*	(752,277)	(112,842)
	2,787,220	418,083

*	The net amount recognized at the acquisition date for the identifiable assets exceeds the cost of the business combination as determined above. The difference, totaling NIS 112,842 thousand, was recognized in Ellomay Luzon Energy’s statements of comprehensive income for the year ended December 31, 2025, as “gain on bargain purchase.”